Exhibit 99.1

China Xiangtai Food Co., Ltd. to Purchase Bitcoin Miners to Grow Hash Rate by 209 PH/s upon 2022 Deployment

CHONGQING, China, February. 14, 2022 (GLOBE NEWSWIRE) -- China Xiangtai Food Co., Ltd. (NASDAQ: PLIN) ("China Xiangtai " or the "Company"), an emerging growth company engaged in the agricultural business with a diversified expansion strategy, announced today that the Company, through its U.S. subsidiary SonicHash LLC, has entered into sales and purchase agreements (the “Agreements”) with two global Bitcoin mining hardware suppliers to purchase 2200 Bitcoin miners for approximately US$13 million. The Company’s new miners have hash rates of 92 and 98 TH/s and are expected to ramp up the total hash rate of the Company’s miner fleet by over 209 PH/s.

According to the Agreements, the newly purchased 2200 miners are expected to be delivered to the Company’s mining facility site in the U.S. by April 30, 2022. Upon delivery, the Company’s mining operation is expected to consist of 3,628 Bitcoin miners producing approximately 341.2 PH/s when operating at full capacity. The Company expects to generate approximately US$21.5 million in revenue and US$13.5 million in cash contribution margin in the next 12 months, based on Bitcoin’s average price at US$43,576/BTC over the past week.

Dr. Erick Rengifo, CSO of the Company, commented on the purchase: “We expect that these purchase agreements will significantly bolster the Company’s projected growth. The global shortage of semiconductors and the recent increase in demand for Bitcoin mining have created a bottleneck for many miners to grow their hash rate. We are very pleased to secure long-term strategic cooperation with the world-leading mining hardware suppliers to continue our momentum.”

About China Xiangtai Food Co., Ltd.

China Xiangtai Food Co., Ltd., engages in agricultural business. The Company is also actively deploying emerging technologies, including crypto-asset mining and blockchain technologies, alongside diversified expansion strategies. The current operations are in the United States, Canada, and China. For more information, please visit https://irplin.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. They are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

China Xiangtai Food Co., Ltd.

Erick W. Rengifo

Phone: +1-347-556-4747
Email: ir@irplin.com

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com